SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)*

                                  SOLEXA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   83420X10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   James Abell
                        c/o Abingworth Management Limited
                                 Princess House
                                38 Jermyn Street
                            London, England SW1Y 6DN
                              (+44 (0)20 7534 1500)
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 4, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Abingworth Management Limited

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) |_|                  (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS  AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)       N/A               |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:           England
--------------------------------------------------------------------------------
NUMBER OF                     7      SOLE VOTING POWER
SHARES                                0
BENEFICIALLY                  --------------------------------------------------
OWNED BY                      8      SHARED VOTING POWER
EACH                                  3,756,180
REPORTING                     --------------------------------------------------
PERSON WITH                   9      SOLE DISPOSITIVE POWER
                                      0
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                      3,756,180
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,756,180
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                        N/A                                  |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  10.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON        CO


                                    2 of 17

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abingworth Bioventures II SICAV

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) |_|                  (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS  OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)       N/A               |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:           Luxembourg
--------------------------------------------------------------------------------
NUMBER OF                     7      SOLE VOTING POWER
SHARES                                0
BENEFICIALLY                  --------------------------------------------------
OWNED BY                      8      SHARED VOTING POWER
EACH                                  3,448,480
REPORTING                     --------------------------------------------------
PERSON WITH                   9      SOLE DISPOSITIVE POWER
                                      0
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                      3,448,480
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,448,480
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                        N/A                                  |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  9.5%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON        CO


                                    3 of 17

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abingworth Bioventures II A L.P.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) |_|                  (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS  OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)       N/A               |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:           Luxembourg
--------------------------------------------------------------------------------
NUMBER OF                     7      SOLE VOTING POWER
SHARES                                0
BENEFICIALLY                  --------------------------------------------------
OWNED BY                      8      SHARED VOTING POWER
EACH                                  3,448,480
REPORTING                     --------------------------------------------------
PERSON WITH                   9      SOLE DISPOSITIVE POWER
                                      0
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                      3,448,480
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,448,480
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                        N/A                                  |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  9.5%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON        PN


                                    4 of 17

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abingworth Bioventures III A L.P.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) |_|                  (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS  OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)       N/A               |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:           England
--------------------------------------------------------------------------------
NUMBER OF                     7      SOLE VOTING POWER
SHARES                                0
BENEFICIALLY                  --------------------------------------------------
OWNED BY                      8      SHARED VOTING POWER
EACH                                  3,448,480
REPORTING                     --------------------------------------------------
PERSON WITH                   9      SOLE DISPOSITIVE POWER
                                      0
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                      3,448,480
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,448,480
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                        N/A                                  |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  9.5%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON        PN


                                    5 of 17

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abingworth Bioventures III B L.P.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) |_|                  (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS  OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)       N/A               |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:           England
--------------------------------------------------------------------------------
NUMBER OF                     7      SOLE VOTING POWER
SHARES                                0
BENEFICIALLY                  --------------------------------------------------
OWNED BY                      8      SHARED VOTING POWER
EACH                                  3,448,480
REPORTING                     --------------------------------------------------
PERSON WITH                   9      SOLE DISPOSITIVE POWER
                                      0
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                      3,448,480
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,448,480
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                        N/A                                  |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  9.5%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON        PN


                                    6 of 17

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abingworth Bioventures III C L.P.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) |_|                  (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS  OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)       N/A               |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:           England
--------------------------------------------------------------------------------
NUMBER OF                     7      SOLE VOTING POWER
SHARES                                0
BENEFICIALLY                  --------------------------------------------------
OWNED BY                      8      SHARED VOTING POWER
EACH                                  3,448,480
REPORTING                     --------------------------------------------------
PERSON WITH                   9      SOLE DISPOSITIVE POWER
                                      0
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                      3,448,480
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,448,480
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                        N/A                                  |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  9.5%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON        PN


                                    7 of 17

================================================================================
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abingworth Bioventures III Executives L.P.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) |_|                  (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS  OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)       N/A               |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION:           England
--------------------------------------------------------------------------------
NUMBER OF                     7      SOLE VOTING POWER
SHARES                                0
BENEFICIALLY                  --------------------------------------------------
OWNED BY                      8      SHARED VOTING POWER
EACH                                  3,448,480
REPORTING                     --------------------------------------------------
PERSON WITH                   9      SOLE DISPOSITIVE POWER
                                      0
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                      3,448,480
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,523,763
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                        N/A                                  |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  9.5%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON        PN


                                    8 of 17

Item 1.     Security and Issuer.
--------------------------------

      (a) The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the "Common Stock"), of Solexa, Inc., a Delaware corporation (the "Issuer" or "SLXA").

      (b) The principal executive offices of the Issuer are located at 25861 Industrial Blvd., Hayward, California, 94545.

Item 2.     Identity and Background.
------------------------------------

      (a) This Statement is being filed on behalf of: (i) Abingworth Management Limited ("Abingworth Management"), (ii) Abingworth Bioventures II SICAV ("ABV II SICAV") and (iii) Abingworth Bioventures II A L.P. ("ABV II A"),
(iv) Abingworth Bioventures III A L.P. ("ABV III A"), (v) Abingworth Bioventures III B L.P. ("ABV III B"), (vi) Abingworth Bioventures III C L.P. ("ABV III C"), and (vii) Abingworth Bioventures III Executives L.P. ("ABV III Executives", together with ABV II SICAV, ABV II A, ABV III A, ABV III B and ABV III C the "Funds").

      The Funds share a manager, Abingworth Management, and are affiliated funds, and, on this basis, may be deemed to beneficially own the shares held by one another. Each of the Funds disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Fund holds of record. Abingworth Management may be deemed to beneficially own the shares of Common Stock held of record by the Funds and Abingworth Bioequities Master Fund Limited ("ABE") for which Abingworth Management is the manager. The persons named in this paragraph (other than ABE) are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

      (b) The address of the principal business office of Abingworth Management, ABV II SICAV, ABV II A, ABV III A, ABV III B, ABV III C, and ABV III Executives is c/o Abingworth Management Limited, Princess House, 38 Jermyn Street, London, England SW1Y 6DN.

      (c) The principal business of the Funds is to invest in and assist growth-oriented businesses in the life science and biomedical industries. The principal business of Abingworth Management is to manage the affairs of the Funds.

      (d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

      (e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Abingworth Management is a corporation organized under the laws of England. ABV II SICAV is a corporation organized under the laws of Luxembourg. Each of ABV II A, ABV III A, ABV III B, and ABV III C is a limited partnership organized under the laws of England. ABV III Executives is a limited partnership organized under the laws of the State of Delaware.


                                    9 of 17

Item 3.     Source and Amount of Funds or Other Consideration.
--------------------------------------------------------------

      On March 4, 2005, pursuant to an Acquisition Agreement dated as of September 28, 2004 (the "Acquisition Agreement"), and as amended by an Amendment and Waiver thereto dated as of March 3, 2005 (the "Amendment"), by and between Solexa Limited, a company registered in England and Wales ("Solexa Limited") and the Issuer, the Issuer acquired all of the outstanding share capital of Solexa Limited (the "Business Combination"). As consideration for the outstanding share capital of Solexa Limited, the Issuer issued an aggregate of 14,750,000 shares of Common Stock to holders of the outstanding share capital and options to purchase the share capital of Solexa Limited. The foregoing summary of the Business Combination is qualified in its entirety by reference to the copies of the Acquisition Agreement, filed as Exhibit 2.2 to the Issuer's Current Report on Form 8-K filed on September 30, 2004 and incorporated herein in its entirety, and the Amendment, filed as Exhibit 2.2.1 to the Issuer's Current Report on Form 8-K filed on March 7, 2005 and incorporated herein in its entirety by reference.

      As a result of the Business Combination, the shares of Common Stock of Solexa Limited held by ABV II SICAV prior to the Business Combination were converted into 2,266,436 shares of Common Stock of the Issuer, the shares of Common Stock of Solexa Limited held by ABV II A prior to the Business Combination were converted into 363,278 shares of Common Stock of the Issuer, the shares of Common Stock of Solexa Limited held by ABV III A prior to the Business Combination were converted into 935,791 shares of Common Stock of the Issuer, the shares of Common Stock of Solexa Limited held by ABV III B prior to the Business Combination were converted into 571,244 shares of Common Stock of the Issuer, the shares of Common Stock of Solexa Limited held by ABV III C prior to the Business Combination were converted into 342,179 shares of Common Stock of the Issuer and the shares of Common Stock of Solexa Limited held by ABV III Executives prior to the Business Combination were converted into 14,913 shares of Common Stock of the Issuer.

      Additionally, on April 21, 2005, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") among the Issuer, the Funds and various other investors (the "Investors"), for a private placement of Common Stock and warrants to purchase Common Stock (the "Private Placement I"). Pursuant to the Purchase Agreement, the Issuer sold approximately 2,160,000 shares of Common Stock and warrants to purchase up to approximately 1,060,000 shares of Common Stock on April 25, 2005, and approximately an additional 6,005,000 shares of Common Stock and warrants to purchase up to approximately 3,002,000 shares of Common Stock in a second closing on July 12, 2005 (the "Second Closing").

      Pursuant to the April 21, 2005 Purchase Agreement, on July 12, 2005, ABV II A purchased 250,000 shares of the Issuer's Common Stock at a price of $4.00 and warrants to purchase 125,000 shares of the Issuer's Common Stock with an exercise price of $5.00 per share for a total consideration of $1,000,000; ABV III A purchased 290,978 shares of the Issuer's Common Stock at a price of $4.00 and warrants to purchase 145,489 shares of the Issuer's Common Stock with an exercise price of $5.00 per share for a total consideration of $1,163,912; ABV III B purchased 177,625 shares of the Issuer's Common Stock at a price of $4.00 and warrants to purchase 88,812 shares of the Issuer's Common Stock with an exercise price of $5.00 per share for a total consideration of $710,500; ABV III C purchased 106,399 shares of the Issuer's Common Stock at a price of $4.00 and warrants to purchase 53,200 shares of the Issuer's Common Stock with an exercise price of $5.00 per share for a total consideration of $425,596; and ABV III Executives purchased 4,637 shares of the Issuer's Common Stock at a price of $4.00 and warrants to purchase 2,319 shares of the Issuer's Common Stock with an exercise price of $5.00 per share for a total consideration of $18,548.

      On January 19, 2006, the Issuer, completed the second and final closing of a private equity placement ("Private Placement II") of approximately $65.00 million pursuant to securities purchase agreements, dated as of November 18, 2005, by and among the Issuer, ABE, and other


                                    10 of 17
the individuals and entities. As part of the second closing of the Private Placement II, the Issuer sold and issued 6,148,160 shares of Common Stock at $6.50 per share and warrants to purchase up to 2,151,855 shares of Common Stock at an exercise price of $7.50 per share. As a result of the January 19, 2006 transaction, ABE purchased 307,700 shares of Common Stock with an exercise price of $6.50 per share for a total consideration of $2,000,050 and acquired warrants to purchase 107,695 shares of Common Stock, exercisable in July 2006.

      On January 27, 2006, ABV II SICAV distributed a total of 849,998 shares to certain of its shareholders; ABV II A distributed a total of 229,999 shares to certain of its partners; ABV III A distributed a total of 461,838 shares to certain of its partners; ABV III B distributed a total of 281,932 shares to certain of its partners; ABV III C distributed a total of 168,878 shares to certain of its partners; and ABV III Executives distributed a total of 7,355 shares to certain of its partners. In each of these January 27, 2006 distributions, no consideration was involved.

Item 4.     Purpose of Transaction.
-----------------------------------

      The Funds acquired Common Stock of the Issuer as a result of the Business Combination and purchased additional Common Stock of the Issuer in the Private Placement I and II for investment purposes.

      (a-b) As described in Item 3 above, this statement relates to the Business Combination and the Private Placement I and II. At the effective time of the Business Combination, the separate existence of Solexa Limited ceased to exist and the Issuer continued as the surviving corporation.

      (c)   Not applicable.

      (d) Upon the consummation of the Business Combination, the directors of Solexa Limited became members of the Board of Directors of the Issuer. Genghis Lloyd-Harris is a member of the Board of Directors of the Issuer.

      (e) Other than as a result of the Business Combination described in Item 3 above, not applicable.

      (f)   Not applicable.

      (g-i) Not applicable.

      (j) Other than as described above, the Reporting Persons currently have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5.     Interest in Securities of Issuer.
---------------------------------------------

      (a) Upon the consummation of each of the transactions noted in Item 3, ABV II SICAV is the owner of record of 1,416,438 shares of the Common Stock of the Issuer, ABV II A is the owner of record of 383,279 shares of the Common Stock of the Issuer and immediately exercisable warrants to purchase 125,000 shares of Common Stock, ABV III A is the owner of record of 764,931 shares of the Common Stock of the Issuer and immediately exercisable warrants to purchase 145,489 shares of Common Stock, ABV III B is the owner of record of 466,937 shares of the Common Stock of the Issuer and immediately exercisable warrants to purchase 88,812 shares of Common Stock, ABV III C is the owner of record of 279,700 shares of the Common Stock of the Issuer and immediately exercisable warrants to purchase 53,200 shares


                                    11 of 17
of Common Stock and ABV III Executives is the owner of record of 12,195 shares of the Common Stock of the Issuer and immediately exercisable warrants to purchase 2,319 shares of Common Stock. The Funds, collectively, are deemed to beneficially own 3,448,480 shares of Common Stock (which includes the immediately exercisable warrants to purchase 414,820 shares of Common Stock), comprising 9.5% of the outstanding Common Stock of the Issuer. These numbers are based on a total of 36,246,147 shares of Common Stock, as reported to be outstanding as of January 18, 2006 in the Issuer's prospectus supplement filed with the Securities Exchange Commission on January 19, 2006, as adjusted to include the shares issued in the Private Placement II, and further adjusted in accordance with Rule 13d-3(d)(1).

      (b) Number of shares as to which each person named in paragraph (a) above has:

            (i) sole power to vote or to direct the vote: see line 7 of cover sheets.

            (ii) shared power to vote or to direct the vote: see line 8 of cover sheets.

            (iii) sole power to dispose or to direct the disposition: see line 9 of cover sheets.

            (iv) shared power to dispose or to direct the disposition: see line 10 of cover sheets.

      (c) Except as set forth above, none of the Reporting Persons have effected any transaction in the Common Stock in the last 60 days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.

      (e)   Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With
-------------------------------------------------------------------------
Respect to Securities of the Issuer.
------------------------------------

      Not applicable.

Item 7.     Material to be Filed as Exhibits.
---------------------------------------------

      A.    Agreement regarding filing of joint Schedule 13D.


                                    12 of 17

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2006

                        ABINGWORTH MANAGEMENT LIMITED


                        By: /s/ James Abell
                           -----------------------------------------------------
                        Name:  James Abell
                        Title: Executive Director


                        ABINGWORTH BIOVENTURES II SICVA
                        BY ITS MANAGER, ABINGWORTH MANAGEMENT LIMITED


                        By: /s/ Genevieve Blauen
                           -----------------------------------------------------
                        Name:   Genevieve Blauen
                        Title:  Liquidator

                        By: /s/ Fernand Heim
                           -----------------------------------------------------
                        Name:   Fernand Heim
                        Title:  Mandatory


                        ABINGWORTH BIOVENTURES II A L.P.
                        BY ITS MANAGER, ABINGWORTH MANAGEMENT LIMITED


                        By: /s/ James Abell
                           -----------------------------------------------------
                        Name:  James Abell
                        Title: Executive Director


                        ABINGWORTH BIOVENTURES III A L.P.
                        BY ITS MANAGER, ABINGWORTH MANAGEMENT LIMITED


                        By: /s/ James Abell
                           -----------------------------------------------------
                        Name:  James Abell
                        Title: Executive Director


                        ABINGWORTH BIOVENTURES III B L.P.
                        BY ITS MANAGER, ABINGWORTH MANAGEMENT LIMITED


                        By: /s/ James Abell
                           -----------------------------------------------------
                        Name:  James Abell
                        Title: Executive Director


                                    13 of 17

                        ABINGWORTH BIOVENTURES III C L.P.
                        BY ITS MANAGER, ABINGWORTH MANAGEMENT LIMITED


                        By: /s/ James Abell
                           -----------------------------------------------------
                        Name:  James Abell
                        Title: Executive Director


                        ABINGWORTH BIOVENTURES III EXECUTIVES L.P.
                        BY ITS MANAGER, ABINGWORTH MANAGEMENT LIMITED


                        By: /s/ James Abell
                           -----------------------------------------------------
                        Name:  James Abell
                        Title: Executive Director


                                    14 of 17

                                  EXHIBIT INDEX

      A.    Agreement regarding filing of joint Schedule 13D.


                                    15 of 17

                                    Exhibit A

                            JOINT FILING UNDERTAKING

      Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agree that the Schedule 13D, and any amendments thereto, filed with respect to the beneficial ownership by the undersigned of the equity securities of Solexa, Inc., is being filed on behalf of each of the undersigned.

Dated: February 9, 2006

                        ABINGWORTH MANAGEMENT LIMITED


                        By: /s/ James Abell
                           -----------------------------------------------------
                        Name:  James Abell
                        Title: Executive Director


                        ABINGWORTH BIOVENTURES II SICVA
                        BY ITS MANAGER, ABINGWORTH MANAGEMENT LIMITED


                        By: /s/ Genevieve Blauen
                           -----------------------------------------------------
                        Name:   Genevieve Blauen
                        Title:  Liquidator

                        By: /s/ Fernand Heim
                           -----------------------------------------------------
                        Name:   Fernand Heim
                        Title:  Mandatory


                        ABINGWORTH BIOVENTURES II A L.P.
                        BY ITS MANAGER, ABINGWORTH MANAGEMENT LIMITED


                        By: /s/ James Abell
                           -----------------------------------------------------
                        Name:  James Abell
                        Title: Executive Director


                        ABINGWORTH BIOVENTURES III A L.P.
                        BY ITS MANAGER, ABINGWORTH MANAGEMENT LIMITED


                        By: /s/ James Abell
                           -----------------------------------------------------
                        Name:  James Abell
                        Title: Executive Director


                                    16 of 17

                        ABINGWORTH BIOVENTURES III B L.P.
                        BY ITS MANAGER, ABINGWORTH MANAGEMENT LIMITED

                        By: /s/ James Abell
                           -----------------------------------------------------
                        Name:  James Abell
                        Title: Executive Director


                        ABINGWORTH BIOVENTURES III C L.P.
                        BY ITS MANAGER, ABINGWORTH MANAGEMENT LIMITED

                        By: /s/ James Abell
                           -----------------------------------------------------
                        Name:  James Abell
                        Title: Executive Director


                        ABINGWORTH BIOVENTURES III EXECUTIVES L.P.
                        BY ITS MANAGER, ABINGWORTH MANAGEMENT LIMITED

                        By: /s/ James Abell
                           -----------------------------------------------------
                        Name:  James Abell
                        Title: Executive Director


                                 Page 17 of 17